UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                                 GSI Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36229U102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Ellen Porges, Esq.
                         Goldman Sachs Asset Management
                               One New York Plaza
                               New York, NY 10004
                                  212-902-1000

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                March 16, 2010
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

----------------------------                        ----------------------------
CUSIP No.  36229U102            SCHEDULE 13D/A        Page 2 of 7 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Goldman  Sachs Asset Management
              (Goldman Sachs Asset Management, L.P., together with GS Investment Strategies, LLC, "Goldman Sachs Asset Management")

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  1,534,369
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          1,534,369
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,534,369
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              3.2% (see Item 4)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              IA
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  36229U102            SCHEDULE 13D/A        Page 3 of 7 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Liberty Harbor I GP, LLC

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  1,534,369
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          1,534,369
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,534,369
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              3.2% (see Item 4)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              IA
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  36229U102            SCHEDULE 13D/A        Page 4 of 7 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Liberty Harbor Master Fund I, L.P.

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  1,534,369
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          1,534,369
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,534,369
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              3.2% (see Item 4)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              IA
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  36229U102            SCHEDULE 13D/A        Page 5 of 7 Pages
----------------------------                        ----------------------------

ITEM 1.       SECURITY AND ISSUER

     This Amendment No. 4 (the "Amendment") amends the statement on Schedule 13D filed on July 2, 2009 (the "Original Schedule 13D", as amended hereby and by Amendment No. 1 filed on November 20, 2009, Amendment No. 2 filed on March 3, 2010 and Amendment No. 3 filed on March 16, 2010, the "Schedule 13D") with respect to the common stock, no par value (the "Common Stock"), of GSI Group Inc., a company continued and existing under the laws of the Province of New Brunswick, Canada (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. This Amendment amends Items 4, 6 and 7 as set forth below.

ITEM 4.       PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

     On March 16, 2010 Liberty Harbor and the other Consenting Noteholders entered into an Amended and Restated Noteholder Restructuring Plan Support Agreement (the "Amended and Restated Plan Support Agreement") with the Issuer Parties, amending and restating the Plan Support Agreement. Under the Amended and Restated Plan Support Agreement the parties thereto agreed to modifications to the Plan (the "Modified Plan") and to support the Modified Plan. The Amended and Restated Plan Support Agreement contains specific agreements by the Consenting Noteholders with respect to voting their claims in support of the Modified Plan as well as conditions to the termination of the Amended and Restated Plan Support Agreement which are substantially similar to those contained in the Plan Support Agreement.

     As more fully described in the Modified Plan, under the Modified Plan the Notes will be exchanged for, among other things, New Senior Secured Notes (as defined in the Modified Plan) and New Preferred Shares (as defined in the Modified Plan) which New Preferred Shares will be convertible into common stock of the reorganized Issuer. The holders of the New Preferred Shares will vote together with the holders of common stock of the reorganized Issuer on an as converted basis. The terms of the New Preferred Shares are set forth as Exhibit C to the Modified Plan. This description of the Modified Plan is a summary only and is qualified in its entirety by reference to the Modified Plan, a copy of which was filed as Exhibit A of Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on March 19, 2010 (the "Form 8-K").

     This description of the Amended and Restated Plan Support Agreement is a summary only and is qualified in its entirety by reference to the Amended and Restated Plan Support Agreement, a copy of which is referenced as Exhibit 12 hereto (which incorporates by reference Exhibit 10.1 of the Form 8-K) and is incorporated herein by reference.

----------------------------                        ----------------------------
CUSIP No.  36229U102            SCHEDULE 13D/A        Page 6 of 7 Pages
----------------------------                        ----------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

     As described in Item 4 above, on March 16, 2010, the Consenting Noteholders entered into the Amended and Restated Plan Support Agreement with the Issuer Parties, under which the parties thereto agreed to the terms of a restructuring of the Notes pursuant to the Modified Plan, a copy of which is referenced as
Exhibit 12 hereto (which incorporates by reference Exhibit 10.1 of the Form 8-K) and is incorporated herein by reference.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

12. Amended and Restated Noteholder Restructuring Plan Support Agreement, dated as of March 16, 2010, by and among the Consenting Noteholders and the Issuer Parties (incorporated by reference to Exhibit 10.1 of the Form 8-K).

----------------------------                        ----------------------------
CUSIP No.  36229U102            SCHEDULE 13D/A        Page 7 of 7 Pages
----------------------------                        ----------------------------

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: March 19, 2010

            GOLDMAN SACHS ASSET MANAGEMENT, L.P.

            By: /s/ Yvette Kosic
                ---------------------
                Name:  Yvette Kosic
                Title: Attorney-in-fact


            GS INVESTMENT STRATEGIES, LLC

            By: /s/ Yvette Kosic
                ---------------------
                Name:  Yvette Kosic
                Title: Attorney-in-fact

            LIBERTY HARBOR I GP, LLC

            By: /s/ Yvette Kosic
                ---------------------
                Name:  Yvette Kosic
                Title: Attorney-in-fact


            LIBERTY HARBOR MASTER FUND I, L.P.
            By: LIBERTY HARBOR I GP, LLC, ITS GENERAL PARTNER

            By: /s/ Yvette Kosic
                ---------------------
                Name:  Yvette Kosic
                Title:  Attorney-in-fact